May 24, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnits™ 2 Year U.S. Market Participation Trust II: Upside to Cap / Buffered Downside (the “Trust”) is Pre-Effective Amendment No. 3 to the Trust’s registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (“Pre-Effective Amendment No. 3”).

A total registration fee of $2,865.00 is being filed with Pre-Effective Amendment No. 3 to the Trust’s Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission’s account. Pre-Effective Amendment No. 3 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

Included with Pre-Effective Amendment No. 3, both the underwriter and the Trust formally request acceleration of effectiveness of the Registration Statement to 10:00 a.m. EST on Tuesday May 29, 2012.

Questions should be directed to the undersigned at (617) 672-8157.

Sincerely,

/s/ Stephanie E. Rosander